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                              March 1, 2021

       Shahraab Ahmad
       Chairman and Chief Executive Officer
       Atlantic Coastal Acquisition Corp.
       6 St Johns Lane, Floor 5
       New York, NY 10013

                                                        Re: Atlantic Coastal
Acquisition Corp.
                                                            Amendment No. 1 to
Registration Statement on Form S-1
                                                            Filed February 25,
2021
                                                            File No. 333-253003

       Dear Mr. Ahmad:

             We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

       Amendment No. 1 to Form S-1 Filed February 25, 2021

       Provisions in our amended and restated certificate of incorporation, page 54

   1.                                                   You state here and on
page 125 that your amended and restated certificate of
                                                        incorporation provides
that the Court of Chancery of the State of Delaware will be the exclusive forum for any
derivative action, that this provision applies to Securities Act claims and does not
apply to Exchange Act claims. However, Article XII of your amended and restated
certificate of incorporation, filed as exhibit 3.2, discloses that the Court of
                                                        Chancery of the State
of Delaware (or, if the Court of Chancery does not have jurisdiction, state and federal
courts located within the State of Delaware) shall be the sole and exclusive forum for any
derivative action, and unless you consent in writing to the
                                                        selection of an
alternative forum, the federal district courts of the United States of
                                                        America shall be the
exclusive forum for the resolution of any complaint under the
 Shahraab Ahmad
Atlantic Coastal Acquisition Corp.
March 1, 2021
Page 2
         Securities Act of 1933. In addition, additional provisions designated as (x) and (y)
         relating to deemed consent regarding personal jurisdiction and service of process are included in the amended and restated certificate of incorporation but are not disclosed.
         Please revise to make your disclosure consistent with the exclusive forum provision in your amended and restated certificate of incorporation.
Our warrant agreement will designate the courts of the State of New York or the United States
District Court, page 56

2. We note your risk factor disclosure on page 56 discloses that your warrant agreement has an exclusive forum clause which shall be applicable to any action, proceeding or claim against you arising out of or relating in any way to the warrant agreement, including under the Securities Act, but that such provision will not apply to suits brought to enforce any liability or duty created by the Exchange Act. Please ensure that the forum selection provision in Section 9.3 of your Form of Warrant Agreement filed as
Exhibit 4.4 states
         this clearly. In addition, you disclose on page 56 additional provisions you designate as
         (x) and (y) relating to deemed consent regarding personal jurisdiction and service of process. However, the exclusive forum provision in the warrant agreement does not include this language.
        You may contact Mindy Hooker, Staff Accountant, at (202) 551-3732 or John Cash,
Accounting Branch Chief, at (202) 551-3768 if you have questions regarding comments on the financial statements and related matters. Please contact Sherry Haywood, Staff Attorney, at
(202) 551-3345 or Erin Purnell, Staff Attorney, at (202) 551-3454 with any other questions.



FirstName LastNameShahraab Ahmad                               Sincerely,
Comapany NameAtlantic Coastal Acquisition Corp.
                                                               Division of
Corporation Finance
March 1, 2021 Page 2                                           Office of
Manufacturing
FirstName LastName